FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 28, 2005 (“RIM and Cingular Introduce BlackBerry Connect")	Page No 3

Document 1

September 28, 2005

FOR IMMEDIATE RELEASE

RIM and Cingular Introduce BlackBerry Connect

Nokia 9300 First in U.S. to Feature BlackBerry Connect

San Francisco – CTIA Wireless IT & Entertainment – Cingular Wireless and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced BlackBerry Connect™ to the U.S. marketplace. Cingular is the first U.S. carrier to offer the popular BlackBerry® wireless services on a third-party handset via the BlackBerry Connect licensing program from RIM. The Nokia 9300 is scheduled to be available in the U.S. through Cingular Wireless beginning in November.

Corporate customers can choose the Nokia 9300 business device as an option to use with the behind-the-firewall BlackBerry Enterprise Server™, and individual and small business customers can use the Nokia 9300 with BlackBerry Connect to access popular Internet Service Provider (ISP) e-mail accounts through BlackBerry Internet Service™.

The Cingular-enabled Nokia 9300 business device with BlackBerry Connect is designed for the mobile professional seeking a high-quality combination of PDA, phone and mobile email in a sleek, compact device. From a traditional handset on the outside, opening to a full keyboard on the inside for fast, efficient text and data input, the Nokia 9300 device offers a compelling voice and data experience.

“The Nokia 9300 phone marks the convergence of two eagerly anticipated, business-focused wireless products – the Nokia 9300 and BlackBerry Connect – with Cingular’s nationwide* EDGE network, the largest and fastest national wireless data network in the U.S.,” said Kent Mathy, president, Business Markets Group, Cingular’s B2B organization. “By bringing all of these together, Cingular is offering a truly powerful tool and complete voice and data solution both to businesses and individual users.”

“BlackBerry Connect is an important part of our global strategy to expand the reach of BlackBerry services and provide customers with a broader choice of handsets while maintaining the important benefits of the BlackBerry architecture, infrastructure and security model,” said Mike Lazaridis, president and co-CEO at Research In Motion. “Together with Cingular and Nokia, we are providing customers with another powerful business solution that addresses the needs of both users and IT departments.”

BlackBerry Connect will enable the popular, push-based BlackBerry services initially on the Nokia 9300 for those users who want to access their e-mail and prefer the look, feel and features of the Nokia phone.

In conjunction with BlackBerry Enterprise Server, corporate users of Microsoft® Exchange and Lotus Domino® can have synchronized access to their corporate e-mail as well as calendar functions, remote address book lookup and attachment viewing capabilities in a secure environment. E-mail administrators also can take advantage of the BlackBerry Enterprise Server security features such as remote deletion of messaging data should a device be lost or stolen. Through BlackBerry Internet Service, individuals and small business customers can use the Nokia 9300 with BlackBerry Connect to receive e-mail automatically from up to 10 ISP e-mail accounts, including popular services such as AOL, Yahoo! and Comcast. Customers can choose to use the corporate solution or the individual solution, or both at the same time.

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*Not available in all areas.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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About Cingular Wireless

Cingular Wireless is the largest wireless carrier in the United States, serving 51.6 million customers. Cingular, a joint venture between SBC Communications Inc. (NYSE: SBC) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVERSM network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is the only U.S. wireless carrier to offer Rollover®, the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com. Get Cingular Wireless press releases e-mailed to you automatically. Sign up at http://cingular.mediaroom.com.

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Media Contact:
Courtney Flaherty
Brodeur for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 28, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller